AMBEV S.A.

CNPJ [National Register of Legal Entities] 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

PRESS RELEASE

Termination of the U.S. Reporting Obligations of
Companhia de Bebidas das Américas – Ambev

São Paulo, Brazil – April 4, 2014.  Management of Ambev S.A. (“Newbev”), as successor by merger to Companhia de Bebidas das Américas – Ambev (“Old Ambev”), announces that it will file today a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate Old Ambev’s reporting obligations in the United States with respect to the two former share classes (voting common stock and non-voting preferred stock) of Old Ambev and a guaranty provided by that company for the R$300,000,000 9.500% Notes due 2017 issued by AmBev International Finance Co. Ltd.  Because Old Ambev has undergone an upstream merger with and into Newbev on January 2, 2014, Old Ambev ceased to exist on that date and Newbev succeeded all of Old Ambev’s rights and obligations.  Therefore, and in light of the resulting termination of Old Ambev’s reporting obligations in the United States, no more filings with the SEC will be made for that company.  Accordingly, annual reports on Form 20-F, including for the year ended December 31, 2013, will no longer be filed for Old Ambev.  Newbev’s annual report on Form 20-F for the year ended December 31, 2013 was filed with the SEC on March 24, 2014.  To access it, please visit the SEC’s website at www.sec.gov.

Ambev S.A.

Nelson José Jamel
Chief Financial Officer